Financial Announcements

REG-Surfcontrol PLC Result of AGM

RNS Numb
Surfcont:
19 Octob

SurfControl plc
Result of AGM

London, England (October 19, 2006) - SurfControl plc (London: SRF), the global leader in Internet protection confirms that all resolutions proposed at the Annual General Meeting held today at its registered office in Congleton, Cheshire, were duly passed.

The voting in relation to the resolutions proposed at the AGM was as follows:

Resolution	For	Against
Ordinary Business		
1. To receive and adopt the Financial Statements, and Directors' and auditors' reports thereon, for year ended 30 June 2006.	20,730,228	4,450
2. To approve the Report to Shareholders on Directors' Remuneration, and related matters, for year ended 30 June 2006	18,507,778	2,166,264
3. To re-elect Rene Schuster as a Director.	20,612,570	121,408
4. To re-elect Jane Tozer as a Director.	20,612,570	121,408
5. To re-elect Simon Wilson as a Director.	20,611,599	120,679
6. To re-appoint KPMG Audit Plc as Auditor.	20,649,789	88,889
Special Business		
7. Ordinary resolution to authorise the Directors to allot relevant securities.	20,625,956	7,722
8. Special resolution to authorise the Directors to allot equity securities for cash without first offering them to existing members.	20,625,112	10,236
9. Special resolution to give the Company authority to make market purchases of its ordinary shares.	20,628,823	7,040

A copy of the full text of resolutions passed as Special Business has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority document viewing facility situated at the following address: The UK Listing Authority, 25 The North Colonade, Canary Wharf, London. E14 5HS.

SurfControl UK +44 (0) 1260 296200
Andrew Walker
Andrew.walker@surfcontrol.com

SurfControl US +1 831 440 2722
Tina Hunt, US Investor Relations
Tina.hunt@surfcontrol.com

ICIS Financial PR +44 (0) 207 6518688
Tom Moriarty, UK Investor Relations
tom@icisnet.com
Caroline Evans-Jones
caroline@icisnet.com

END
RAGGUGGWUUPQGQB

File No.: 82-34985

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

SURFCONTROL PLC

(Company Number: 1566321)

(the "Company")

At the Annual General Meeting of Shareholders of the Company duly convened and held at Riverside, Mountbatten Way, Congleton, Cheshire CW12 1DY on 19 October 2006 at 11:30 am the following resolutions were passed:

Ordinary resolutions

1 That, in substitution for all existing and un-expired authorities, the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (within the meaning of that Section) up to a maximum nominal amount of £1,675,666 provided that this authority shall expire (unless previously renewed, varied, substituted or revoked by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is earlier) except that the Company may, before then or the expiry of any renewal of this authority, make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of such offer or agreement as it the authority conferred hereby had not expired.

Special resolutions

2 That in substitution for all existing powers and un-expired authorities, and subject to the passing of resolution 8 above, the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) wholly for cash pursuant to the authority conferred by resolution 1 as if the provisions of Section 89(1) of the Act did not apply to the allotment provided that this power shall be limited:

(a) to the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to the holders of ordinary shares on the register on any record date selected by the directors for the purpose (and, if in accordance with their rights or if the directors of the Company so determine, holders on any such date of other equity securities of any class) in proportion (as nearly as may be) to their existing holdings of ordinary shares or, as the case may be, other equity securities on such record date (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to

deal with any legal problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any overseas territory, or in relation to fractional entitlements or by virtue of shares being represented by depositary receipts or otherwise howsoever); and

(b) to the allotment of equity securities for cash (otherwise than under sub-paragraph (a) above) up to a maximum aggregate nominal value of £157,094,

provided always that such power shall expire (unless previously renewed, varied, substituted or revoked by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is earlier) except that the Company may, before then or the expiry of any renewal of this authority, make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

3 That the Company be and is hereby generally and unconditionally authorised for the purpose of section 166 of the Act to make one or more market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 10p each in the capital of the Company ("Shares") provided that:

(a) the maximum aggregate number of Shares which may be purchased is 3,141,873 (representing 10% of the Company's issued ordinary share capital);

(b) the minimum price which may be paid for a Share is 10p (exclusive of expenses) and the maximum price (exclusive of expenses) which may be paid is not more than 5% above the average of the middle market quotations for the Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Share is purchased; and

(c) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier) provided that any contract for the purchase of any Shares as aforesaid which was concluded before the expiry of the said authority may be executed wholly or partially after the said authority expires.

....

Chairman